Exhibit 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands, except for ratios)
Earnings
Income from continuing operations before income taxes	$559,715	$540,831	$478,991	$393,122	$450,162
Less: Equity in earnings from unconsolidated subsidiaries	(127,309)	(97,885)	(83,554)	(4,597)	(44,225)
Add: Equity (losses) earnings from unconsolidated subsidiaries with greater than 50% ownership	—	(942)	764	(31,096)	23,371
Add: Distributed earnings of subsidiaries with less than 50% ownership	17,439	7,190	1,007	157	5,798
Less: Interest capitalized, net of amortization expense	482	(3,296)	—	—	—
Fixed charges	43,315	47,177	49,701	40,414	30,599

Total earnings	$493,642	$493,075	$446,909	$398,000	$465,705

Fixed charges
Interest expense, distributions on mandatorily redeemable preferred securities and capitalized interest (1)	$40,359	$34,927	$34,626	$24,491	$21,684
Interest expense of unconsolidated subsidiaries with greater than 50% ownership	—	9,781	12,744	12,389	5,493
Interest component of rent expense (2)	2,956	2,469	2,331	3,534	3,422

Total fixed charges	$43,315	$47,177	$49,701	$40,414	$30,599

Ratio of earnings to fixed charges	11.40	10.45	8.99	9.85	15.22

(1) 2006 includes net costs to exchange and extinguish long-term debt

(2) Represents an estimated interest factor